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June 13, 2001

Dear Stockholder:

  We are pleased to inform you that, on June 1, 2001, MyPoints.com, Inc. ("MyPoints.com") entered into an Agreement and Plan of Merger ("Merger Agreement") with United NewVentures, Inc., a Delaware corporation ("UNV") and UNV Acquisition Corp. (the "Purchaser"), UNV's wholly owned subsidiary, under which UNV and Purchaser have agreed to acquire MyPoints.com. UNV is a wholly owned subsidiary of UAL Corporation, the parent corporation of United Air Lines. Inc.

  Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer for all the outstanding shares of MyPoints.com's common stock at a cash purchase price of $2.60 per share (the "Offer").

  Following the successful completion of the Offer, the Purchaser will merge into MyPoints.com (the "Merger"), and MyPoints.com will be the surviving company. Each share not purchased in the Offer will be converted into the right to receive $2.60 per share in cash in the Merger without interest, subject to appraisal rights, if any. As a result of the Merger, MyPoints.com will become a wholly owned subsidiary of UNV.

  Your Board of Directors, by the unanimous vote of all Directors present at its special meeting on May 31, 2001, has

  . Determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the stockholders of MyPoints.com;

  . Approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby;

  . Recommended that the stockholders of MyPoints.com accept the Offer and tender their shares; and

  . Recommended that the stockholders of MyPoints.com approve and adopt the Merger Agreement and the Merger.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are summarized in the enclosed
Schedule 14D-9 that has been filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Robertson Stephens, dated May 31, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of the Company.

  Also enclosed is the Offer prepared by the Purchaser, together with related materials, and a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the Offer, and provide instructions on how to tender your shares. We urge you to read the
Schedule 14D-9 and other enclosed materials carefully, accept the Offer and approve the Merger between MyPoints.com and the Purchaser.

Very truly yours,

                                [John Fullmer]
John Fullmer
Chief Executive Officer and
Chairman of the Board of Directors